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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2002	September 30, 2001
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,647,924	2,577,079

Total Diluted Shares	2,686,789	2,623,909

Net Income	$ 906,939	$ 942,361

Basic Earnings Per Share	$ 0.34	$ 0.37

Diluted Earnings Per Share	$ 0.34	$ 0.36